UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Online Resources Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
68273G101

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 23, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

SCHEDULE 13D

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,447,570 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,447,570 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,447,570 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP”), Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with TOP and SVOF, the “Funds”), which are the registered holders of shares of Common Stock and/or Series A-1 Redeemable Convertible Preferred Stock (“Preferred Stock”) of Online Resources Corporation beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on (a) 29,342,241 shares of Common Stock of Online Resources Corporation outstanding as of November 4, 2008, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 10, 2008, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).

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          This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 2, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 5, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on December 4, 2007 and Amendment No. 4 to Schedule 13D filed with the Commission on August 5, 2008 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 4. Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          The Reporting Person acquired its shares of Preferred Stock and Common Stock for investment purposes. It intends to monitor and evaluate its investment in such shares on a continuing basis.
          Under the terms of the Preferred Stock, so long as 10,000 shares of the Preferred Stock are outstanding (as adjusted for stock splits, stock dividends and the like), the holders of the Preferred Stock are entitled to elect one director to the board of directors of the Issuer at each annual election of directors.
          On December 23, 2008, the Reporting Person delivered to the Issuer a letter, a copy of which is attached hereto as Exhibit 8 (which is incorporated herein by reference in its entirety).
          The Reporting Person and/or one or more of its affiliates (collectively, “Tennenbaum”) may purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock, or options or derivatives related thereto. From time to time, one or more members of Tennenbaum may also hold discussions or otherwise communicate with the Issuer’s management, Board and other representatives of the Issuer, as well as other shareholders of the Issuer or other relevant parties, to discuss potential strategic alternatives available to the Issuer, including, but not limited to, a sale of all or a portion of the Issuer or other matters that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Tennenbaum may also seek additional representation on the Board of the Issuer or pursue other available courses of action. In addition, the Reporting Person may determine to dispose of all or a portion of its shares of Common Stock or Preferred Stock.
          Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.
          The foregoing description of the Preferred Stock is qualified in its entirety by reference to the Certificate of Designations of the Preferred Stock, which has been filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 3, 2006
(File No. 0-26123), as amended by the Certificate of Correction to the Certificate of Designations, which has been filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K/A filed with the Commission on September 14, 2006 (File No. 0-26123), and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
          Item 5(a)-(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          (a)-(b) As of the date of this filing, the Reporting Person is the beneficial owner of 7,447,570 shares of Common Stock, which constitute approximately 21.9% of the outstanding shares of Common Stock of the Issuer, based on (i) 29,342,241 shares of Common Stock outstanding as of November 4, 2008, as

CUSIP No.	68273G101	Page	4	of	5
reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Commission on November 10, 2008, and (ii) 4,621,570 shares of Common Stock into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1). TCP has sole voting and dispositive power over the shares.
Item 7. Material to be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 8	Letter, dated December 23, 2008, to the members of the Board of Directors of the Issuer.

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SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008	TENNENBAUM CAPITAL PARTNERS, LLC, a
Delaware limited liability company

	By:	/s/ Hugh Steven Wilson Hugh Steven Wilson
Managing Director

Exhibit Index

Exhibit 8	Letter, dated December 23, 2008, to the members of the Board of Directors of the Issuer.